Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

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www.sewkis.com

February 26, 2020

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Relative Value Fund, Inc.
Post-Effective Amendment No. 138
File Nos. 2-11023 and 811-00126

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on December 30, 2019 (the “Post-Effective Amendment”), on Form N-1A for AB Relative Value Fund, Inc. (“Fund” or “Registrant”). You provided the Staff’s comments to me by telephone on February 14, 2020.

The Staff’s comments and our responses thereto are set forth below. The changes referenced in the responses will be reflected in a Rule 485(b) filing made prior to the effective date of the Post-Effective Amendment.

General

Comment 1:	AB Growth and Income Portfolio (the “Portfolio”), a series of AB Variable Products Series Fund, Inc., is a clone of the Fund. Explain the difference in fund names despite the funds having the same investment objective, strategies and risks.

Response:	The difference in fund names is due in part to marketing reasons. Upon the Adviser’s recommendation, the Fund changed its name from AB Growth and Income Fund, Inc. to its current name in 2016 in part because the retail fund industry had migrated from the use of “Growth and Income” nomenclature. In presenting this recommendation, the Adviser reported that Lipper and Morningstar no longer maintained “Growth and Income” categories. In contrast to the retail distribution channel, the Adviser believed that maintaining “Growth and Income” in the Portfolio’s name was appropriate from a marketing perspective because the insurance distribution channel had not migrated from the use of such terms.

Prospectus

Comment 2:	Include the “Commission legend” required by Item 1(a)(4) of Form N-1A on the front cover page.

Response:	The disclosure will be revised as requested in response to this comment.

Summary Information

Comment 3:	Complete the missing information in the expense table and “Examples” under “Fees and Expenses of the Fund.”

Response:	The disclosure will be revised in response to this comment.

Comment 4:	For the fee waiver/expense reimbursement arrangements described in footnote (c) of the expense table, disclose the termination date and that only the Board of Directors may terminate the arrangement.

Response:	The disclosure will be revised in response to this comment.

Comment 5:	Under “Principal Strategies,” clarify the meaning of “a primary research universe of largely U.S. companies” that the investment team screens. For example, disclose if the universe is tied to a specific index.

Response:	The Fund’s research universe is not tied to a specific index. The research universe tends to be fluid and dynamic and covers a broad universe of U.S. companies. Registrant believes that the description of the research universe is clear. The disclosure will not be revised in response to this comment.

Comment 6:	Under “Principal Strategies,” clarify the criteria for companies with attractive security valuation and business model characteristics.

Response:	Subsequent to the reference to “attractive security valuation and business model characteristics,” the disclosure cites factors that the Adviser takes into account in evaluating a company for potential inclusion in the Fund, such as free cash flow valuations, profitability, balance sheets, and the company’s management team. The disclosure will not be revised in response to this comment.

Comment 7:	Under “Principal Strategies,” explain the meaning of “management teams that are good stewards of shareholder capital.”

Response:	Registrant believes that this disclosure reflects commonly used terminology, indicating that the Adviser seeks strong management teams that manage and allocate company resources in a responsible manner. Registrant believes that the disclosure is sufficient.

Comment 8:	Under “Principal Strategies,” explain the final determinant in security selection.

Response:	There is no one final determinant in security selection. The disclosure indicates that in evaluating a company for potential inclusion in the Fund, the Adviser takes into account “many factors” that it believes bear on the company’s ability to perform in the future, including attractive free cash flow valuations, high levels of profitability and stable-to-improving balance sheets. Registrant believes that the disclosure is sufficient.

Comment 9:	Provide appropriate risk disclosure for the Fund’s value strategy.

Response:	Under “Principal Risks,” the disclosure under “Market Risk” specifically references the Fund’s value approach, and “Management Risk” reflects the risks of the Fund’s investment techniques, which are employed to implement the value strategy. The Prospectus will not be revised in response to this comment.

Comment 10:	Disclosure under “Principal Strategies” indicates that the Fund may be attracted to investments in companies with different market capitalizations (i.e., large-, mid- or small-capitalization). Provide appropriate market capitalization risk disclosure regarding the companies in which the Fund invests.

Response:	The disclosure under “Principal Risks” will be revised in response to this comment.

Comment 11:	Disclosure under “Principal Strategies” indicates that, as a result of how individual companies are valued in the market, the Fund may be attracted to investments in companies engaged in particular types of businesses, although the Fund does not intend to concentrate in any particular sectors or industries. Disclose supplementally that, if the Fund in fact concentrates in a particular sector or industry, appropriate disclosure will be added.

Response:	Registrant will consider its disclosure obligations with respect to concentration as required under applicable securities laws.

Comment 12:	Disclosure under “Principal Strategies” indicates investment in shares of exchange-traded funds (“ETFs”), but there is no corresponding risk disclosure for such investment under “Principal Risks.”

Response:	The disclosure under “Principal Strategies” will be revised in response to this comment.

Comment 13:	There are disclosures for “Foreign (Non-U.S.) Risk” and “Currency Risk under “Principal Risks,” but there is no corresponding disclosure provided under “Principal Strategies.” If these are in fact principal risks for the Fund, provide appropriate corresponding disclosure under “Principal Strategies.”

Response:	The disclosure under “Principal Risks” will be revised in response to this comment.

Comment 14:	Update the performance information under “Bar Chart and Performance Information.”

Response:	The disclosure will be updated in response to this comment.

Comment 15:	Under “Portfolio Managers,” please revise the disclosure to state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund.

Response:	Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would be inconsistent with disclosures for other AB mutual funds. The disclosure will not be revised in response to this comment.

Comment 16:	For the length of service of a portfolio manager associated with a fund or adviser, consider disclosing the month along with the year.

Response:	The Registrant believes the current disclosure regarding each portfolio manager’s length of service is consistent with the requirements of Item 5(b) of Form N-1A, and has not revised the disclosure in response to this comment.

Comment 17:	For the disclosure provided in response to Item 7 of Form N-1A, consider including a reference to tax consequences of dividends and distributions when investing through tax-deferred arrangements.

Response:	Registrant has reviewed the disclosure and believes its current disclosure satisfies the disclosure requirements of Form N-1A, Item 7. The disclosure will not be revised in response to this comment.

Additional Information About the Fund’s Risks and Investments

Comment 18:	Review the disclosure to ensure that all investment practices disclosed are applicable to the Fund.

Response:	Registrant has reviewed this section and will ensure that only applicable investment practices are disclosed.

Comment 19:	Please reorganize and divide this section into principal and non-principal strategies and risks, with principal strategies and risks appearing first.

Response:	The Fund’s principal strategies and risks are identified in the Summary Information section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 20:	Please clarify under “Additional Risks and Other Considerations” whether disclosure in this section discusses principal and/or non-principal strategies and risks. In doing so, if principal and non-principal strategies and risks are described, please delineate into two sections with principal strategies and/or risks first.

Response:	Please see response to Comment 19.

Comment 21:	Under “Additional Risks and Other Considerations – Foreign (Non-U.S.) Securities,” consider updating the last paragraph, which relates to the United Kingdom leaving the European Union.

Response:	The disclosure will be revised in light of political developments that occurred after the filing of the Post-Effective Amendment.

Investing in the Funds

Comment 22:	In the third and fourth paragraphs under “Payments to Financial Advisors and Their Firms,” review the disclosure to ensure that the discussion of a payment of a commission to financial intermediaries selling Class C shares is not redundant.

Response:	The disclosure will be revised in response to this comment.

Management of the Fund

Comment 23:	Under “Investment Adviser,” update the information on investment advisory fees paid as of the most recently completed fiscal year.

Response:	The disclosure will be updated in response to this comment.

Comment 24:	Under “Portfolio Managers,” update the dates in the table describing the experience of the portfolio managers.

Response:	The disclosure will be updated in response to this comment.

Financial Highlights

Comment 25:	Update the financial highlights tables through the most recently completed fiscal year for the Fund.

Response:	The disclosure will be revised as requested to this comment.

Back Cover Page

Comment 26:	Review the disclosure to ensure it complies with Item 1(b)(3) of Form N-1A.

Response:	The disclosure will be revised in response to this comment.

Statement of Additional Information (“SAI”)

Comment 27:	Under “Information About the Funds and Their Investments – Certain Risk and Other Considerations – Risks of Investments in Foreign Securities,” consider updating the disclosure relating to the United Kingdom leaving the European Union.

Response:	The disclosure will be revised in light of political developments that occurred after the filing of the Post-Effective Amendment.

Comment 28:	Under “Management of the Funds – The Adviser,” update as of the most recent calendar year end the information relating to the ownership structure of the Adviser.”

Response:	The disclosure will be updated in response to this comment.

Comment 29:	Update and/or complete data throughout the SAI to reflect data as of the end of the most recent fiscal or calendar year, as required, including information provided for portfolio managers and directors.

Response:	The disclosure will be updated in response to this comment.

Comment 30:	In the fourth paragraph under “Management of the Funds – Board of Directors Information – Experience, Skills, Attributes, and Qualifications of the Fund’s Directors,” consider dividing the disclosure on director experience into separate paragraphs, in light of “plain English” requirements.

Response:	Registrant believes that the disclosure is “clear, concise and understandable” and consistent with the plain English directive. The SAI will not be revised in response to this comment.

Comment 31:	Review the third sentence under “Portfolio Transactions –Tax Management” for clarity and revise as necessary.

Response:	The disclosure will be revised in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.

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